Exhibit 99.1

Thomson Reuters Announces Annual Renewal of Normal Course Issuer Bid

NEW YORK, May 23, 2014 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced that it has received approval from the Toronto Stock Exchange (TSX) for the annual renewal of its normal course issuer bid (NCIB).

Under the renewed NCIB, up to 30 million common shares (representing approximately 3.7% of the total outstanding shares) may be repurchased between May 28, 2014 and May 27, 2015. The renewed NCIB reflects the same number of shares as the company’s NCIB that just expired.

In October 2013, the company announced that it plans to repurchase $1.0 billion of its shares by the end of 2014. Most of the shares repurchased under the company’s NCIB that began on May 22, 2013 and expired on May 21, 2014 were part of those plans. Under the NCIB that just expired, Thomson Reuters repurchased 23,919,085 common shares for a total cost of approximately US$858 million, representing an average price of US$35.87 per share.

Decisions regarding any future repurchases will be based on market conditions, share price and other factors, including opportunities to invest capital for growth.

Under the renewed NCIB, shares may be repurchased in open market transactions on the TSX, the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if Thomson Reuters receives an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that Thomson Reuters will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX. Any private agreement purchases made under an exemption order will generally be at a discount to the prevailing market price. In accordance with TSX rules, any daily repurchases (other than pursuant to a block purchase exception) on the TSX under the renewed NCIB are limited to a maximum of 202,237 shares, which represents 25% of the average daily trading volume on the TSX for the six months ended April 30, 2014 (net of repurchases made by the company during that time period). On May 21, 2014, there were 809,271,902 Thomson Reuters common shares outstanding. Any shares that are repurchased will be cancelled.

From time to time, when Thomson Reuters does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when Thomson Reuters ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson Reuters broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization.  Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to www.thomsonreuters.com.

Thomson Reuters Announces Annual Renewal of Normal Course Issuer Bid

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this news release are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS
MEDIA David Girardin Corporate Affairs +1 646 223 4870 david.girardin@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com